TAXA_Podcast_Audio.mp3 (55m 33s)

3 speakers (Mike Norman, Anthony Evans, Video)


[0:00:00] Mike Norman: Today we have Anthony Evans from TAXA Biotechnologies, the maker of the glowing plant, and as usual, your moderator Mike Norman. We've got a great show for you guys today. We've got a great show for you guys today, Anthony is sitting across from me ready to go, and we're going to be talking about TAXA's grand vision to democratize biotechnology, their highs and lows as a company, and of course all of your questions, so Anthony, thanks for coming out today.

[0:00:22] Anthony Evans: Thanks for inviting me, Mike. Pleasure to be here.

[0:00:24] Mike Norman: Great. Why don't we start with just telling our folks what is TAXA? What are you guys building?

[0:00:29] Anthony Evans: TAXA is developing the technology to produce the next generation of genetically engineered plants and we are focusing first on developing plants for the consumer market, which means making plants that are going to go in people's homes. We're most well known as you already alluded for our glow in the dark plant which we hope to one day engineer as a replacement to electric street lights and other outdoor landscaping. Also recently we finished work on the first version of a fragrant moss which is a replacement for chemical air fresheners, so instead of having toxic formaldehydes and other solvents evaporating into your houses you do with some of the existing chemical air fresheners, you just have this little moss and it makes the fragrance on demand all the time and is always much cleaner from an environmental perspective, you're not using petroleum based inputs and you're not shipping things over from China and all that, so were pretty excited about the potential of that product too.

[0:01:25] Mike Norman: Let's back up a little bit. Before the glowing plant, before the glowing moss, you used to get into a lot of trouble when you were a kid so I'm really interested to hear more about how you started tinkering with things and how you first got interested in entrepreneurship as a kid.

[0:01:39] Anthony Evans: As a kid, I was always a tinkerer, I think that's what you're alluding to. I have like broken TV's and I take the back off and pull bits of electronics out of them. I spent a few years being really interested in building model rockets. I was always removing the safety features in order to see how much higher I could make them go if I took the weight off, things like that.

[0:01:59] Mike Norman: Cool. From there, starting with tinkering, how did you transition into getting exposed to entrepreneurship as a potential career?

[0:02:07] Anthony Evans: I read maths at Cambridge as an undergraduate and while I was at Cambridge, I got the opportunity to run a really big event for the end of the year which had ... We spent a whole year working on this. I recruited a team of 12 people and eventually, we put on this event and had a budget of about $200,000, and that experience of like essentially running a small company for a year really stuck with me and gave me the idea that I want to this for a living, and I graduated in 2001, that was the first sort of recession that we've been through. Ran into London, spent a few years in finance, wasn't satisfied with that at all. It wasn't really taking me where I wanted to go and then in 2008, I had the opportunity of the business school to come out here to San Francisco, and it was in San Francisco that I really got re-energized back with what we call the "Make a movement now" and all the creative technology things that happened here, and that was really, really inspiring to me and that's where I was like, "This is what I wanted to do with my life." Took me a while to figure out the Visa situation and actually moved here, but eventually I got all that figured out and yes, so that's where I am.

[0:03:19] Mike Norman: Tell us how that kind of wound up evolving into TAXA.

[0:03:23] Anthony Evans: I came out here first to work on a mobile app called Best Android Symptom Checker. It's still in the Android app store, it's got about a quarter of a million users but it wasn't making very much money. I think that's not uncommon with the mobile landscape then, even more common I think these days. It was pretty clear off to about a year working on that thta it wasn't really working and wasn't going to turn into the business outcome that I was looking at, and around that same time, I had the opportunity to go to Singularity University and they have a 10 week summer program called GSP and there, I really got exposed to what's going on in biotechnology and synthetic biology in particular.

[0:04:06] Mike Norman: I think it'd be helpful for people that are listening to just understand a little bit of what Singularity University is.

[0:04:12] Anthony Evans: Yeah. Singularity University is, it's kind of hard to describe, I would say it's a 10 week boot camp for entrepreneurs who want to do high impact next generation technology entrepreneurship with a focus on projects and companies that have a valuable mission as well underneath them, and you get exposed to all the different exponential technologies, that's the thing they really focus on. Those are technologies where the price performance is moving at an exponential rate, so if you plot a logarithmic graph of rate of transistors or something, Moore's Law is a classic example of this, but it turns out there's like 9 or 10 different technologies that are moving on these curves and one of the most powerful is biotech. There's 3 underlying exponentials actually that really drive this. The first is the amazing reduction in the cost of reading DNA, DNA sequencing, also writing DNA, not progressing quite as fast but still very, very radical productions. Since we started glowing plant, I think our cost per base pair is divided by 3 in just 3 years, so you can imagine the kind of impact that has, and then one that doesn't get as much impact and discussion but actually I think is going to be even more important is the integration of internet of things robotics into the lab and we're seeing the rise of these cloud based labs and biologists having to learn to code. My senior scientist now spends a good chunk of her time writing Python scripts which is a totally new thing, but the amazing thing that happens is she's go 20 years biotech experience. When she writes down a protocol and it works, suddenly she doesn't have to be doing all the liquid handling and the preparing and all the things that are really quite low level tasks but which require very detailed, trained skill set. Suddenly, that can neither be outsourced to a more junior person to run that protocol or in some cases, we run things on robots that we leased from Trasncriptic and they just ran completely automated. You can imagine how much leverage that gives to a scientist over what used to happen before, and that's just like another one of these drivers that are all coming together to make this field progress much, much faster than it's been possible in the past.

[0:06:25] Mike Norman: Let's talk a little bit more about that. There's a really kind of phenomenon that apply to all companies in this indie biotech industry which TAXA is a part of and it sounds like a lot of the infrastructure is being built that we saw happen with software many decades ago and with hardware perhaps a decade ago where just all these different components that used to be very manual and expensive are now being automated to free up these kinds of efficiencies in algorithmic growth curves that you were just mentioning, but can you talk a little bit more about that, and there are other industries that you look towards in terms of the trend for biotech.

[0:06:59] Anthony Evans: As you say, you see this in many, many industries and the trend as I see it is you start with very big custom, complicated, expensive solutions and therefore only available to big corporations because they're the only ones who have the dollars to do the R and D and I think the classic example here is the mainframe computer shift to PC, to the desktop computer era. That's like it's way overused as an analogy but it definitely illustrates this point. I think the CEO of IBM at one point said the worldwide market for computer is like a thousand, but that doesn't take into account the amazing that happened as the cost drops to a certain level that everyone can get involved with, and just as an inkling of where this goes, I think it's really interesting to look at our maker kit. The idea that people at home can now genetically engineer plants for a few hundred bucks is radical, and that used to be something that needed big expensive lab equipment, decades worth of experience, and now suddenly we've got a kit that we're selling and we've shipped about 10 of these so far, still in the beta phase, but we've had a bunch of high school kids now genetically engineering plants. Imagine where this goes in 5 years time when they can put all kinds of crazy things in that. That's where imagination and creativity really starts to set in because suddenly, you're not restricted by just the things that like big companies look at and they run these profit and loss statements that are like, "Oh, it's not going to hit a billion dollars. Not worth it for us." Suddenly, you open up this long tale of potential applications, and I think we're beginning to see the sign of that in biotechnology and what that's going to do is tremendous because biotechnology is really the most sustainable way of making things, but nature is what keeps this planet in balance and so being able to engineer organisms in such a way that they consume carbon dioxide instead of create carbon dioxide in their manufacturing process is I think something that's very, very timely given what's happening on a broader scale within the environment. I think it's sort of just in time delivery of technology for what the world needs.

[0:09:14] Mike Norman: Of course. Let's talk a little bit more about that. When we talk about biotech companies broadly and we'll get into a little bit more on how you guys apply this at TAXA, but when you say engineering an organism to produce oxygen rather than consume oxygen, what does that entail? What actually happens at a scientific level?

[0:09:34] Anthony Evans: All life is based on DNA. DNA is what we change in an organism. DNA in the cell codes for RNA and then RNA codes for protein and it's those proteins that add together to make new organisms, so if you change the DNA, you can create different or new proteins in the organism and that leads to new properties of the organism, so at a very molecular level, we write new DNA sequences and then put them into a plant and then the plant has a different output. Now that sounds kind of simple in practice, the big challenge is that we don't really have good theoretical models for exactly what DNA sequence will lead to the best level of expression.

[0:10:20] Mike Norman: When you say "We" you mean the industry, the world.

[0:10:23] Anthony Evans: The whole world. We, everybody in the world, and just to sort of put that into perspective, a single protein has more different combinations than there are atoms in the observable universe, so essentially what our problem is is to find the optimal sequence of DNA, that's 4 base pair letters, the optimal sequence that leads to the best output at the other end, and that is essentially a search problem. You have a great deal of insight, you have expert judgement, and our scientists, they read a lot of papers and they come up with ideas for what's going to be the best idea but actually, you can never really know it until you put it in the organism, so best practice within the synthetic biology industry is something called "The design test build process." The idea here is that you design a large number of constructs, each of them will be there to test a specific hypothesis you have about what will lead to increased performance, whether that's more fragrance or more light or some other property that you're looking for, and the idea then is you test those and then you learn from that and you test again, and you continually go through it a champion-challenger approach over time, and so the key to success is the rapidity of which you can test those constructs and the cheapness with which you can run each of those experiments, broadly speaking, so if you can do them faster, you can write better, and if you can do them more cheaply, you can do more of those experiments for a given amount of time. That's the essential thing that we're trying to do is to reduce both the cost and time of making those constructs, and there's a third variable in there as well which is the size of the construct that you're able to put in, so obviously more DNA means you can put more genes in there which means you can do more complicated things, and I think that's one of the other key differentiators with what we have is we've got a system now that automates the assembly about DNA sequences, and so we can build fragments of up to 10 genes at once and that means that you can test entirely new pathways and that's a radical departure from 99% of the GMO's on the market today which are all based on a single gene versus what? Those products, we try to put multiple genes in there which just obviously allows you to do much more complicated, much more interesting things. That's the difference between genetic engineering and synthetic biology is just putting one gene it and putting many genes in.

[0:12:47] Mike Norman: This all builds off of the kind of infrastructure improvements that we mentioned a moment ago which is you've got the ability to run many more experiments in parallel because of the different innovations that you mentioned and also obviously computing power is going to allow you to kind of like navigate this search problem much more efficiently than you could've done 5 years ago or even less than that.

[0:13:06] Anthony Evans: Yeah. In the distant future, and it's going to take a while until we get there, but once you collect all of this data from every single one of those experiments, eventually you'll be able to put algorithms on that that will you to create a more predictive design around that as well, so that's like the holy grail, and in plants we are at least a decade away from that, maybe longer, but the company that has the most data in there is going to be the company that cracks that and the numbers of that prize is worth boggling. They're obviously a long way away from where we are today but if we pull that off, it would be very, very exciting.

[0:13:47] Mike Norman: You're at Singularity, you're learning about all these industry trends and getting into biotech and synthetic biology, how did TAXA kind of grow out of that?

[0:13:57] Anthony Evans: I didn't have a biology background, I have more of a business background, but I decided I wanted to do something in that. Out of all these technologies, that was the one that inspired me the most-

[0:14:08] Mike Norman: Why was that?

[0:14:09] Anthony Evans: I think 2 things. One, it's moving fast than every other field, but also 2, there's going to be a bigger impact from this, like if you think about how critical biology is to the world, it's our food, it's our energy, it's what drives our cars, it's our medicine, it's the things that we put around our environment. Everyone likes plants in their landscaping. That just isn't possible to separate us from biology, and so if this technology is going to be one of the most powerful things in the next 20 years and it's going to have the highest impact, that was just the place I wanted to be involved with, but I didn't really know what to do so I started hanging around in a place called BioCurious. BioCurious is the maker equivalent of the biology scene. It's a bit like tech shop or one of these other places that you could do hardware but instead you can go there and anyone can show up and get a membership and tinker around with genetic engineering, and so I just started hanging out there, meeting some folks and along the way, met my original co-founder Kyle and he have this idea for making a glow in the dark plant and that just sounded pretty cool and interesting and definitely wasn't being thought about as a business at this stage. I was just like, "Okay, let's do a Kickstarter, let's raise some money so we can print some DNA and actually make this thing." I've been doing online marketing for a while so that was a really good fit with my skill set and so we got together and launched that campaign in April 2013, on DNA day which is 25th of April 2013 which I thought was quite symbolic, and then we continued to go way past that and all kinds of things came out of that both made me realize that that's the thing I need to work on all my life. We also along the way picked up some of this resistance from the anti-GMO types which was very interesting to me and I became very inspired by some of that fight as well.

[0:16:22] Mike Norman: What is that resistance and how do you address it?

[0:16:26] Anthony Evans: You don't need to go very far to realize that people have very divergent and complex views around genetic engineering and I think it's those views that are probably holding back this field more than anything, certainly more than the technology. If there wasn't so much resistance to that, the regulators would be much more willing and aggressive to allow things, they wouldn't be putting so much testing on certain products and we'd see a big acceleration in innovation in the industry. We can go on for hours about what that resistance is. I think that's 3 fundamental ideas and I think one is we're tinkering with nature and we don't know what we're doing and there's some truth in that absolutely and there are people who are afraid of that. They've seen technology advance in other fields and messed up the environment left, right, and center, and there's sort of like a hubris to suggest that this time it's going to be different and I understand some of that concern. I think wrapped into that are a whole load of, the second level is a whole load of economic capitalist philosophies and I think these can be best summed up by the resistance to Monsanto, like a lot of the resistance to that is not actually about the technology, it's the fact that they don't like this big company that's done some things in the past, all the chemical companies have done problematic things in the past, this one perhaps more than most, so there's a company there that's very wrapped up with capitalism and with potentially some of the flaws of capitalism and it's the one pushing and controlling this technology, so I think progress is rightly resisted. They found a way of fighting against these products and then along the way, they started earning a lot of money for that donation against, and now we're in a world of where like they have massive financial incentives to continue to fight against us and the same with the organic movement, and so now we're in this deeply in transposition where there's massive amounts of money on both sides except for our side, and that's like stirring the whole point up and making things very, very complicated.

[0:18:41] Mike Norman: It does seem to me that there is a kind of a fundamental difference from a industry where a single large player like Monsanto basically controls all this GMO technology and deploys it in very certain ways that have adverse impacts on local farmers and so on and so forth versus a world where this is kind of open source in a sense where these innovations can grow up and sprout and there's much more competition and so the risk of having another Monsanto emerge out of this synthetic biology movement you guys are a part of seems less. Is that the wrong way to think about it or-

[0:19:15] Anthony Evans: Not at all. That is exactly how I think about it and if you look at the history of powerful technology, and let's understand that this maybe the most powerful technology we've ever had because it could potentially be used to modify our cell, in my view, will eventually when we figure out all the complexities around that, and you look at the history of powerful technologies, when they are controlled by the elites and the powerful, bad things happen, and the best example of this I think is the radio. Radio was a direct contributor to the rise of Nazi Germany and Hitler's attendance to power because he was able to make these big speeches and people weren't used to having this propaganda life and they weren't yet able to provoke the critical features, and that really led to that. Then along comes Sony in post war Japan and they created these kits that allowed anyone to make a radio at home and suddenly, radio became something that everyone was able to participate in and you didn't see any of those troubles anymore.

[0:20:13] Mike Norman: When you say make the kits, you could broadcast as well as receive?

[0:20:15] Anthony Evans: Yeah. Sony actually started with selling kits, not selling full products, which I think is really interesting. Even if you go back to the steam engine, the very first steam engine companies were selling kits too. I think that says something interesting, I think there's something very interesting that happens at the point when ... You think about Apple, the very first Apple was actually a kit, like something very interesting happens at the point when an industry becomes kittable, and that's where we're at with synthetic biology and I think there's some really exciting things about that, but back to a key point, that's why I think if the tools are widely distributed, then they can become available to everybody and that means everybody can share in the upside and benefits of this, not just elite groups who might use it to manipulate their own existing intention, interest. That's why we have a responsibility to make these things cheaper and more available to people and that's what we want to do.

[0:21:12] Mike Norman: Perfect. Scott actually has a question about this public perception problem you mentioned that these advocacy groups and folks that are nervous about GMO are probably the industry's largest problem in terms of how that trickles down into regulations and so on and so forth, so what do you think the most effective way to go about changing those naysayer's minds is and are you personally involved in any of that yourself?

[0:21:37] Anthony Evans: I think first, let's talk about what hasn't worked. For the last 15 years or so, the scientific community has been preaching this message of just tell everyone the facts and the facts will speak for themselves and you know what? That hasn't worked but that's still what you hear from the leading plant biologists, academic conferences, that's what you hear from Monsanto, it's even what you hear from some of the regulators. It's like science based regulation, like let's just put the facts out there. The problem with that is that it doesn't touch people's emotions. People do not decide things based on facts, they decide things based on emotions, and so what I think we need to do is create products that inspire people. Create products that people can say, "I want that," like the iPhone. When someone wants an iPhone, they really want it. They don't care about the details underneath honestly and that's what we need to with biotech and that's why I think consumer biotech can have such a big role in this. Not quite there yet, we got to get these things really powerful and working, but that's how we see us. Will that work? I don't know. No one's tried that really aggressively before. It does provoke, I think one of the challenges that we face is we as a company strongly supportive of this sort of semi-advocacy position that we see ourselves in. We'll see whether that hurts or hinders us in the long run.

[0:23:11] Mike Norman: What is that semi-advocacy position?

[0:23:14] Anthony Evans: We believe that these things are safe and we believe that we should acknowledge that these are GMO products that we're making, and potentially, that could hurt us in the long run. If you look up what GloFish has done, they do not talk about any of the science behind that, and they're now on track, I met them a couple of weeks ago, they're on track to 100 million dollars in sales this year, they've captured 10% of the global-

[0:23:39] Mike Norman: They make a glowing fish?

[0:23:41] Anthony Evans: They make a glowing fish, yeah.

[0:23:42] Mike Norman: Genetically modified glowing fish.

[0:23:44] Anthony Evans: Yeah, but even anti-GMO-ers have been tweeting pictures of their fish. No one has a clue that this fish is a GMO, and so that's the position that they've taken. We internally and part of our culture values isn't really about that and the number 1 way I get great scientists to join my team is because they see the advocacy potential of this project, so that is in the DNA of what we are as a company, it is however ... We took off fragrant moss to Glade for demonstration and Glade is the number 1 producer of air fresheners and they are super excited by it. The moss passed their professional nose sniff test, they could see all sorts of potential, but the GMO question is a big one because for a big company like that, that's a massive branding decision, that's a CEO level decision. As soon as you're locked into a CEO level decision as a small company, that's something that takes a long time and I don't know whether that will go anywhere. I think our strategy on that is to market ourselves and show that people want it and show that we've been able to handle this question very, very carefully.

[0:24:53] Mike Norman: Which is a great way to get back to the Kickstarter campaign, right? You guys mentioned you didn't actually get to the final number of backers that you had in money that you raised but you were one of the largest Kickstarter campaigns for your category when you guys launched, so tell us a little bit about the success of the campaign and how you thought that related to market validation in a sense.

[0:25:12] Anthony Evans: We raised $484,000 from 8,433 amazing backers and that was huge endorsement of what we're doing I think and that really inspired us to like take this more seriously, go full time on this. It definitely allowed us to get backing from Y Combinator. We were the very first biotech, we're in the first batch of biotechs that they invested in in 2014, so that was hugely important to the company.

[0:25:45] Mike Norman: Since the campaign ended in 2013, you weren't really a company then, so what went through? You've had to go through some decision process to go from "We're just making this project" to now "We want to incorporate and be like a very serious company?" How did that happen, like from the start, talking about this crazy idea, we're going to form a company around the glowing plant, what did your friends say, like what was that whole process like from an individual perspective?

[0:26:08] Anthony Evans: Friends, family, all of that. I think most people are pretty excited by it. We were I think the 53rd most funded Kickstarter campaign in history at that point. That's pretty exciting validation for doing stuff, so it wasn't a hard decision for me. I was like, "Okay, we're going to go do this." I don't think it was a difficult decision for Kyle either. It took us some time to get set up it meant some changes in the way we were doing it and we were previously going to run it out of BioCurious. That wasn't really going to be possible anymore for all sorts of reasons, because we setup a different lab, we brought some professional team members on, that's why we hired Jihyun and Jamey. Jihyun is now on CSO and she's got 20 years biotech experience, 5 year post doc at UC Berkeley. Jamey has similar levels of experience in biology from Howard University. Filled at the team a little bit, found a lab space and got cracking on it really, and apart from me, the rest of the team is grinding in the lab all day everyday. My job is running around talking to people and hopefully I free them up so that they don't have to do any of that and they can just focus on the science. That's how we think about things.

[0:27:16] Mike Norman: Great. Rogers, it looks like he's one of your backers has a question around have you delivered the product to all your backers? When can that expected, what challenges have happened since launching the campaign through actually fulfilling what it was that you promised-

[0:27:31] Anthony Evans: This has been the most difficult thing I think. We are late on the product, way later than I ever expected. We're still solving technical issues on the glowing plant. We have shipped some. We've shipped a very first version, we call it Flux V1 which represents, because it's got 5 flailies to phrase in, it needs an external substrate and it's not that bright yet. Those are the 2 problems with it so far, but we remain very optimistic that we're going to crack this. There's been a lot of problems along the way I think basically.

[0:28:07] Mike Norman: How do you even come up with a reasonable estimate for how long bioengineering is going to take?

[0:28:12] Anthony Evans: I now don't want to give any answers. I've been burned so much in every expectation because something else hits us from that field. Whether it's bits of DNA that got chopped out, a current big problem that we hit in February, we finally made it a working construct, we did the transient experiments that show that this construct works.

[0:28:43] Mike Norman: When you say construct-

[0:28:43] Anthony Evans: A piece of DNA, so we finally made a piece of DNA that were okay to our performance metrics. We've tested 500 different fragments of DNA now and we finally got one that like we think it's okay and then we used that, we put it in the plant and none of them glowed. We had like 20 different plants and none of them glowed. That was a challenge for us. We really thought we had it at this point. That happened in February.

[0:29:08] Mike Norman: You're at this seemingly hopefully final or close to final problem to solve with the glowing plant and then you're going to get it out to customers, retail folks. When you think about who ultimately are going to be early adopters, customers of these products, how do you think about that? How do you define that?

[0:29:28] Anthony Evans: I know who they are for glowing plant and they are broadly, obviously super generalizing this, but the young tech early adopters are the same people that buy the first version of other things, and I bet they're the people who own Oculus Rifts, they're the people who are like buying Bitcoin, the early customers are in that segment and that's really where we're at now, and they're buying it because they know there's something interesting happening in this technology space. They really know much about it, they want to show something cool to their friends and tell the story about genetic engineering and how it's misunderstood by the world and how there's other ways of thinking about it. I think that's really a combination of that and then the education market are the 2 key things. There's definitely a segment of people as well that are buying it for their kids and I think this is best exemplified by a woman who came up to me at the end of one of my ... I gave a talk at a TEDx in Brussels and a woman came up to me afterwards with her 17 year old daughter and she was like, "My daughter was trying to work out what to study in college and she couldn't decide between a creative career and a scientific career. She saw you up on stage talking about science and she realized that science could be creative." It was like a false dichotomy that she had to choose between one of these 2, and now she's really excited about science. That's the kind of impact that we can have with some of our projects. If we can inspire people like that, that's brilliant. I love that and I hope that I make a kit to some of that. Which parent doesn't want their kids get excited about learning now, right?

[0:31:07] Mike Norman: It's true. Rhoda has a really good question which I want to expand on a little bit. She wants to know how you guys can make money. It seems like you have this one consumer business for like home grown, full stack plants or other organisms that you're going to take all the way through this genetic engineering process, but then you have other ideas of working with larger companies around taking IP that they may have collected on their own and actually doing the manufacturing and production in house, so can you just talk about the full spectrum of the business side of TAXA?

[0:31:36] Anthony Evans: That's a great question. I think there's 2 parts for it. There's what we're doing today and I think where we want to go in the future, and my belief is ... Our ultimate goal is to be a platform. Being paid by people to make products and then sharing in the royalties from those products, and we've done a number of those contracts already that are ongoing. That's really where we see ourselves in the long run, so being paid by people to develop things and then sharing in the upside of the final product. In order to generate those deals and get the best deals in that space, I think that we need to demonstrate end to end the technology works and I think this is the same with all different new emerging technologies is until you can show that you can go end to end and you can ship and you can get it in the market and it works, you aren't going to sign big 2, 3, 4, $500,000 deals with big companies. They want to see that end to end holistic solution and see how that works, and so that's the key for us now is to focus on that and that's what the fragrant mosses and what the glowing plant is, so we're developing those in house and I think we'll find they're very, very profitable. One thing that is amazing about this business and I think not many outsiders really grawk is just how profitable biology can be when you actually get that. We take pre-orders for our plants at $50 including postage and packaging but they're going to be virtually free to ship and I know you hear that from lots of startups but like this is a pack of seeds. How much does it cost to mail out a pack of seeds?

[0:33:16] Mike Norman: It's similar to pharma, right? It's like once you actually get the process figured out then ...

[0:33:20] Anthony Evans: It's a very similar business pharma. You have an upfront R and D expense, in our case it's in the hundreds of thousands, maybe millions. For some products, depends very much on the complexity of the product obviously rather than billions, but then once it's made, you have this wonderful cash flow situation that comes in, and I think that's really where we want to get to and that's where we want to get to with a Wefunder investment is hitting that milestone where we're shipping stuff and we've got strong cash flows coming in, and then we'll be in a position to go out and do potentially a bigger series A round. That's where all the fun can really start once we get self sufficient.

[0:33:56] Mike Norman: Cool. The idea of being you guys are taking this glowing plant, fragrant moss all the way through to prove a concept and getting it into market, along the way developing all these processes and making things more efficient such that once you've demonstrated the capability to do this all end to end, you know you'll have the opportunity to partner with other companies that either want to develop a concept they've come up with on their own and then do their own distribution or work with you guys to come up with something that could fit for their markets. Awesome. How do you think about the size of the market? That's such an undefinable question but for what you're doing, this could be huge, but how do you think about it internally?

[0:34:31] Anthony Evans: That's certainly I think we definitely struggle with and I think the challenge is there's like where are we at and where does this go, and where we're at today, I don't know, air freshener market's 5.6 billion dollars in the US. How much of that is going to migrate to fragrant plants, I don't know. It's really hard to say what percentage of that will shift over. People buy these scented candles 80, 90, 100 bucks, this is a similar luxury eco product I think, so potentially we're able to sell something there. How big that gets, it's really hard to know now, but there will be insanely profitable ones together, and same with the glowing plant. I think the ultimate question is like how bright is it. If it's really, really bright and we can get it used externally for lighting applications and governments are buying it and it's being used in developing world, there's a lot of money in there but like that's quite far away, so it's very difficult to put a definitive number in it and be able to say, "Yeah, that's bang on right."

[0:35:35] Mike Norman: I think it's fair to say if you guys are able to solve these technical problems to the extent where the fragrant moss actually is a substitute air freshener and the glowing plant and actually can be used to light spaces, the market is very large.

[0:35:47] Anthony Evans: Right, and that's not even getting into the root. There's some other things that this technology is going to be used for, vast. The market of GMO in the US is already 130 billion dollars and yet only 10% on the world's crops are being genetically engineered so far. If we pull this off and we get to a position where we really are the dominant platform for doing this metabolic engineering in plants, then it's really hard to see what the maximum upside can be from that.

[0:36:17] Mike Norman: Cool. We've spoken a little bit about Monsanto and a little bit about kind of your special sauce in a sense in that you're taking lots of things that have been done in other places and really building an end to end process, but when you think about competition, who do you think of as your competitor? What do you think really is going to make you guys the team that wins?

[0:36:38] Anthony Evans: A few angles to this. The first set of competitors are obviously guys with this exact same business model and approach but applying it to yeast and other microorganisms. You're looking at Ambrose potentially but definitely Ginkgo and Zymogen. I don't know if you saw but Ginkgo just raised 100 million dollars to build their next generation of their BioFab. They're laser focused right now in engineering microbes. They by all means seem to be doing a great job. Will they enter plants at some future date? Potentially, but plants are very different. The technical problems you have to solve are very different, but there are a bunch of companies out there in the BioFab for microorganism space and that's quite a competitive space at the moment there, but you could definitely see some of those guys in the future trying to enter our space. The nice thing about plants is they take so freaking long to engineer. It's going to take a long time for so much as to catch up with us. There's a lot of in-built knowledge that you have to like earn by grinding it out, and that should protect us. The traditional big 6, potentially soon to be big 3 plant biotech companies, the Monsanto's, Syngenta's, DuPont's of the world, they obviously have a big established business, they spend an enormous amount on R and D in the plant bioengineering space. They are today focused very much on selling into farmers which is why we're going after different market segment initially. Who knows how they start to think about this in the future, and of course both these guys are potentially acquirers of us as well at some stage. That's I think the important thing to recognize here is there are some big gorillas out there. That can be a good thing and a bad thing.

[0:38:32] Mike Norman: Perfect. Just to kind of really nail down on this, if you think about it internally what your special sauce is, what's going to make you guys win, how do you think about that?

[0:38:42] Anthony Evans: I think it's cheaper and faster testing of these constructs. That's the key.

[0:38:47] Mike Norman: Which is really just you're learning hundreds of iterations of going through this process.

[0:38:51] Anthony Evans: Then eventually building up a big database with those learnings. That's going to be key.

[0:38:55] Mike Norman: You alluded to this earlier but I really do want to ...

[0:38:58] Anthony Evans: Actually, let me just add a little bit more on that one. What I think is going to happen in this industry and you're definitely seeing this is what's happening with the microorganism side is something a little bit of an analogy with the semiconductor industry, and what I mean there is there is going to be a sequence of BioFabs, generation 1, 2, 3, 4, and each of those successive generations of BioFab will reduce the cost of testing each construct by, I don't know, 40, 50% each sequence. What that means is that whoever has the latest generation BioFab will be able to make the best products that are available with that level of technology, so it's cost, speed, and then size of construct you're able to put in there. Whoever has the first generation of that, you'll make the low hanging fruit that's possible from that generation, the cash flow from that will allow you to either invest or attract investors which is what we're seeing with Ginkgo. They're ahead so investors are giving them the money to build their own BioFab 2 now and then you're ahead of everyone, you continue to maintain your position every time, and we've seen that cash flow dynamic play out in the semiconductor industry. I think that's what's going to happen here as well, and so it's all about being the one who makes that first generation of products in order to survive every time.

[0:40:20] Mike Norman: We've spoken a little bit about the technical challenges with doing something new on the way that you guys are working on, but what are the other largest challenges been that you had to overcome in the company since you started?

[0:40:33] Anthony Evans: Beyond the science?

[0:40:35] Mike Norman: Or even other scientific challenges that we haven't spoken about but if you think about these points where it was like, "Oh, this is a really hard problem that we're going to have to figure out."

[0:40:43] Anthony Evans: For me, and my team jokes about how I'm getting like a lesson in PhD psychology, I think it's learning to have the patience to deal with the setbacks psychologically. I thought a way to shit this a long time ago when I signed up to start this project and we still haven't. We're still grinding on and we're still making progress but we're not there yet, and that has been the challenge, coming to sort of grips with that emotionally and working with that, and my team, seeing the guys at least who all got PhD's and they tell you very much that this is the experience of going through a PhD program is you get a PhD when you find something that works but you wouldn't get that PhD if it was obvious and easy which means that you've gone through however many failures along the way, and that's the default way science is done. Learning that process is being interesting for me.

[0:41:39] Mike Norman: It's interesting because I do think there are these really hard challenges that you guys have to solve but in the sense, it's to your advantage once you are hopefully able to deliver on the product. I remember a year and a half ago, you and Jessica from uBiome just talking about culturally how difficult it is for you to hire scientists because the mentality of a startup in synthetic biology, so different from scientists in academic institution. Maybe you could talk about like challenges like that but then how that then becomes an advantage for you of being able to build a culture that can bring people in and kind of transfer them over to this high productive work ethic.

[0:42:13] Anthony Evans: Yeah. That is I think the essence of like the differences in academia in startups. I don't think we totally cracked it yet. As Kyle, my co-founder, left, I think part of that was this friction and the tension that comes from that. I came from a consulting driven, get shit done, make it happen mentality, but that doesn't work in biology because you've also got to manage around psychology. This is a marathon, not a sprint, and if you try and sprint a marathon, you don't make it to the end, so there's a very delicate balance in that that we sort of oscillate back and forth with. The biggest thing that I think we try to do and what I'm really trying to get is to get everyone thinking in parallel, so like the scientist mentality tends to be, "Okay, this is the most difficult problem that we're facing. Let's just focus in on that," and then we'll crack that and then we'll move to the second phase. That's definitely how we approached things the first 2 years of this, and the problem with that is that means you're sequentially adding all the delays that get put in place because you started the next one, and so the solution to that I think is to parallelize as much of the stuff that we're doing as possible so that where there are uncertainties and unknowns, they don't add up, they run in parallel, and getting that kind of working is a big thing for us in the moment.

[0:43:48] Mike Norman: One could argue, and I'm sure this is the common challenge to that perspective is that if you're able to focus, you need all of your mental capacity to focus on solving a really hard problem and if you're spreading it amongst many different challenges then you're diluting your focus and you're not able to solve it as quickly. You bend through several iterations of your work process internally. What do you think is the right balance and why have you arrived at the process at the process you guys have now?

[0:44:13] Anthony Evans: I think we're still oscillating back and forth, and maybe that is the optimal is to like go back and forth a little bit. I think the ideal solution is to have a bigger team and have everyone focus on it in parallel. I think that probably is the ideal solution. We're not in a position to really do that at this stage but I think that's the sort of long term where you want to get to is having everyone laser focused on one thing so that they can really be the expert on that, and then potentially diversifying across different projects. I think that's something else that's also important to recognize and one of the challenges and some of the push back we get from people is like "Why you guys have got so many projects on at the same time. How you do that with such a small team?" I think that's a very legitimate important point that people make. The flip side to that is ideally, you have everyone who's like laser focused on a middle piece so there are like the technical expertise of that and then that could be shared across lots of products because you don't need all the skills all the time on any one project and particularly with plants, especially in the latter stage of the product development, there's a lot of do something and then stick in the light in the greenhouse for 2 weeks, watering it every few days while it does its thing. You don't just want your people sitting around twiddling their thumbs while they're doing that. They get bored and it's a waste of everyone's time, so that's sort of why I think it makes sense to parallelize some of this but it's definitely something I hear a reasonable amount is like why don't you just pick the one thing and only do that. That's traditionally how this industry grew. If you look at the history of Ambrose which is probably the first company that really broke out in the biology industry, they did that and kind of backed them to do this, buy off your product and it didn't work out. That's the other thing that happens if you go all for one, and so we're definitely seeing a transition in this industry away from like focusing in on just the one big thing in the product and having like multiple projects in parallel and it makes sense very much from the technological perspective for those reasons.

[0:46:20] Mike Norman: Great. Just to close out this section on culture and touch on a point you made a moment ago, your original co-founder Kyle left the company, so can you talk about why that happened, what state the team is after that and if you've been able to find anyone to fill his gap?

[0:46:37] Anthony Evans: I think that's an important thing for people to recognize. It's hard for me to say too much about Kyle's own individual psychology but I would say mostly he's a quiet introvert guy that doesn't necessarily want too much attention around him and we were a very public, externally facing entity and that's what happens when you do a Kickstarter, and I love that about it, I think it's brilliant for us, I think it puts discipline on the team to have to do regular updates, to have to share what you're doing, but it's an uncomfortable position for everyone to be in that place and I think he struggled with some of that. That's the first thing and I think the second thing is he signed up for this, for glowing plant and then we rebranded as TAXA like a year ago right around the time and I think he didn't necessarily want to sign up to all the other projects in the platform piece and things like that, so I think those 2 things sort of came together and then there's a third thing. I think we definitely butted heads a little bit on this like tinkering, getting things done versus moving fast culture, and I surely take some responsibility for pushing. I think at one point he said to me, "I'll never be fast enough for you" which I think was true and probably illustrates some of the tension between that.

[0:48:05] Mike Norman: Have you been able to kind of fill his shoes? Tell us about the rest of the members of the team.

[0:48:12] Anthony Evans: We were already a reasonable team, not very hierarchical. We'd already hired Dr. Jihyun Moon as I've alluded to which people in us like it, and a year and a half at that point at least. I had a lot of faith in her technical skills and she has a 5 years more post-doc experience than Kyle had so in some ways, it was a bit funny that the team was that structured, but we were never that ... With 4 people, we're never that hierarchical anyway, so she stepped into those roles and it makes sense, she's already working on ... It wasn't a complicated transition actually.

[0:48:46] Mike Norman: Great. We've only got a few minutes left but I'd love for you to kind of ... If you put yourself in the shoes of a perspective investor, like why do you think they should invest in TAXA? Why is this an exciting opportunity? What should their expectations be for their investment?

[0:49:03] Anthony Evans: I think the first thing that really should recognize that this is a risky thing. We're at an early stage and I'm pretty optimistic we're going to ship our fragrant moss and some other products in the next 12 to 24 months but even if we do that, that doesn't necessarily mean that we'll be making a company, so I think it's important investing at this early stage to recognize that it's not just about the product, it's about building a company and where that leads to, so I think having the right expectations around the risk of this, the way I think about this is that there's small probability of making a very large return from your investment. The market potential for this is huge and I think we have a good shot at doing that, and I certainly wouldn't be still doing this 3 years later if I didn't believe that. The other reason I think people should back us as well and I think this is also true for early stage investments is because they believe in the mission and purpose of what we're doing, like don't do this just to be making a quick buck. Do this because you think what we're doing here is important, you think bioengineering has an important role to play in mankind and the environment and because you think that the ways that we're approaching this with transparency, taking a strong position on the pro advocacy of GMO's and actually trying to get some products into people's hands to change their minds and inspire them that maybe they've got the GMO question wrong. If you feel aligned with that purpose as well, that's like the best reason to come aboard. We want to deliver a great financial return as well, but come aboard for both those things.

[0:50:41] Mike Norman: To that end, Rhoda had another question which is how do you plan to interact with your investors? How has that worked with you, Kickstarter backers this far? Focus groups, how will they be able to participate in what you guys are building?

[0:50:56] Anthony Evans: One of the concerns people have when we were going to do this Wefunding campaign is that how are you going to manage who these investors and they were going to be demanding and things like that and I think our Kickstarter campaign is the best way of looking at how we're going to do that. I think you can go in Kickstarter and you can look at our updates and you can see how we communicate and we plan to communicate that way with these investors. I don't think we'll communicate quite as often and most of those are very science-y, but we'll see. If investors sort of say, "Hey, we want more updates," we'll do more updates. I think we've certainly found that those are really valuable to us as well. It is not a case that those are like a cost management, like the discipline that comes from saying "I've got this public commitment, I've got to say what we've been up to in a few weeks," that's a pretty good motivator to get some stuff done, and so we're definitely going to continue to do that, your expectations should absolutely be around that. I think we also have a few asks for investors. I think what I hoped to happen is that people will be willing to share some of our updates. In particular, when we come around product launches. I think if everyone has a thousand friends on Facebook on average, that's a pretty interesting distribution channel, and so I think if people feel comfortable sharing some of those updates and future product launches, I think we're sort of optimistic and hopeful that a bunch of our investors could also do that. As a fairly consumer-y focused company, that becomes a big source of competitive advantage if we can build this proprietary distribution channel around that, then so we can become attractive. Some other comes up with some other plant that we haven't thought about and they're going to be better off coming with us and sharing some of that marketing distribution size than just going in alone, and so there's going to be, I think and we'll see, this is so early days in this space but I think there's some potential there to building a unique distribution channel as well and hopefully, that works out too.

[0:53:02] Mike Norman: Awesome. Anthony, thanks so much for coming in today. Thank you for everyone who's listening along. If you did not have a chance to get your questions answered, feel free to go to Wefunder.com/taxa, it's T-A-X-A, and ask them about in the profile and Anthony will respond to you shortly. Thanks again, Anthony.

[0:53:19] Anthony Evans: Thanks for having us in here, Mike, and thanks everyone for listening, and those investors who already backed, thanks for being part of our journey. Thank you.

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